Holland+Knight

Tel 202 955 3000
Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006-6801
www.hklaw.com

Carla R. Speck
202 457 7124
carla.speck@hklaw.com

August 31, 2007

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this filing, please do not hesitate to call Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

HOLLAND & KNIGHT LLP

Carla R. Speck
Legal Assistant

Enclosures

4767645_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below is set out in EXHIBIT A hereto)

For this time, Japan Tobacco Inc. has no Japanese language document or material for submission to the U.S. Securities Exchange Commission pursuant to Rule 12g3-2.

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below is included in EXHIBIT B hereto)

1. The Company's Business Report for three months ended June 30, 2007

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Not Applicable.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, item 1.

Business Report for three months ended June 30, 2007

<A Message from Management>

Despite the increase in sales and profits in the international tobacco business thanks mainly to the business' top line growth, the JT Group's total sales and profits decreased for the first quarter of the fiscal year ending March 2008. This is due to the last-minute demand in the domestic tobacco market before the tax hike in the previous year.

However, we continue to make good progress toward achieving our mid-term management plan, "JT 2008." For instance, we strengthened the brand equity of the Mild Seven family in the domestic tobacco business, maintained the top line growth through sales increase in the international tobacco business, and enhanced R&D pipelines in the pharmaceutical business.

JT released the plan for integration of JT International and Gallaher, whose acquisition was completed on April 18, 2007. Through quick and steady implementation of the plan, JT International, the core of the international tobacco business, will expand the role as the "profit growth engine of the JT group" for future growth above 10% CAGR.

JT will capture opportunities for expanding the international tobacco business with sustainable growth as a leading global tobacco company.

Overview of the financial results for three months ended June 30, 2007

For three months ended June 30, 2007, sales and profits were decreased as Table 1 shows.

Net sales excluding taxes and operating income were 526.2 billion yen, decreased by 18.2 billion yen over the previous quarter, and 93.3 billion yen, decreased by 8.7 billion yen over the previous quarter, respectively. This is mainly due to the last-minute demand in the domestic tobacco market before the tax hike in the previous year, in spite of the sales volume increase in the international tobacco business accompanying the profit increase.

Recurring profit was 92.4 billion yen, decreased by 11.0 billion yen compared with the corresponding figure for the previous year due to the downward turn in the non-operating income/expanses caused by the financing cost related to the acquisition of Gallaher.

Net income was 64.6 billion yen, decreased by 11.6 billion yen compared with the corresponding figure for the previous year, due to a decrease in profits achieved from the sales of company assets including equipment, manufacturing plants, properties, etc.

(Table 1) Summary of Performance (Unit: JPY billion)

	Q1 FY 3/2007	Q1 FY 3/2008	Change
Sales incl. Taxes	1,289.5	1,219.7	-69.8 (-5.4%)
Sales excl. Taxes	544.5	526.2	-18.2 (-3.3%)
EBITDA	134.1	126.6	-7.5 (-5.6%)
Operating Income	102.0	93.3	-8.7 (-8.6%)
Recurring Profit	103.5	92.4	-11.0 (-10.6%)
Net Income	76.2	64.6	-11.6 (-15.2%)

* EBITDA=Operating income + depreciation and amortization

Domestic Tobacco Business

Despite the rise in the average selling price by the revision of retail prices, the domestic tobacco business saw decreased sales and profits due to the last-minute demand in the previous year.

However, we can see good signs toward the end of the term. Amidst the intensified competition with other tobacco companies, the domestic market share of JT products increased to 64.9%, up by 0.4% over the previous year.

This upward turn was driven by the Mild Seven family. As we celebrated Mild Seven's 30th anniversary this year, we actively promoted the new box packaging through vending machine and CVS channels. In February 2007, we introduced Mild Seven Super Light 100s Box nationwide, and achieved good sales results. With all these factors, the Mild Seven family strengthened its presence, and increased its market share to 31.6%, up 0.3% over the previous quarter.

(Chart 1) **Market Share of JT Products(*)**

** New Basis =JT original products + JTI products for the Japan market (Camel, Winston, Salem, etc.)*



67
66
65
64
63
65.5
64.5
64.9
-◇-JT Products
34
33
32
31
30
32.9
31.3
31.6
-◇-Mild Seven Family
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1

International Tobacco Business

Total sales volume was 57.7 billion units, increased by 5.6 billion units over the previous quarter. This is primarily due to the favorable upturn of "Winston" in Russia, Spain, Turkey, Ukraine, Iran, and "Camel" in Spain and France.

*Business results of the international tobacco business for the period from January to March 2007 are consolidated.



Total sales volume of
international tobacco business
(Unit: BNU)
59
58
57
56
55
54
53
52
51
50
49
+10.8%
52.1
57.7
1Q FY3/2007
1Q FY3/2008

Pharmaceutical Business

JT's pharmaceutical business has been firmly focused on advancing its clinical compounds to the higher stages of clinical study, and further enhancing its R&D pipeline.

In the first quarter, two of the company's new compounds, "JTT-553" and "JTT-651," entered into the clinical trial stage, while the development of "JTT-551" was terminated.

Clinical development (as of August 9, 2007)

Code	Stage	Indication	Characteristics	Rights
JTT-705 (oral)	Phase1(JPN)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-302 (oral)	Phase2(Overseas)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase2(JPN) Phase1(Overseas)	Osteoporosis	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-552 (oral)	Phase1(JPN)	Hyperuricemia	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	
JTT-553 (oral)	Phase1(Overseas)	Obesity	Reduces fat absorption from the small intestine and inhibits fat synthesis in adipose tissue via inhibition of DGAT1 -DGAT1: Acyl CoA: diacylglycerol acyltransferase 1	
JTT-651 (oral)	Phase1(JPN)	Type 2 diabetes mellitus	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP -GP:Glycogen Phosphorylase	

Changes from the previous announcement on April 27, 2007:
Development of JTT-551 was terminated.
JTT-553 entered into clinical trial stage overseas.
JTT-651 entered into clinical trial stage in Japan.

Foods Business

In the foods business, we achieved sales increases in beverage business as well as frozen and chilled processed foods business through the expansion of the business scale, but lost profits due to cost increase.

<Outlook for the fiscal year ending March 31, 2008>

We revised forecasts for the international tobacco business, taking into account the business of Gallaher, whose acquisition was completed on April 18, 2007, for the fiscal year ending March 2008, while maintaining the initial forecasts for domestic tobacco, pharmaceutical, foods, and other business sectors. We expect significant increases in both sales and profits.

Full-term forecasts for FY 3/2008 (Billions of yen)

	FY 3/2007 Actual	FY 3/2008 Forecast (Revised)	Change	FY 3/2008 Forecast (Previous)
Sales incl. taxes	4,769.3	6,410.0	1,640.6	4,890.0
EBITDA	464.6	574.0	109.3	449.0
Operating income	331.9	419.0	87.0	312.0
Recurring profit	312.0	382.0	69.9	282.0
Net income	210.7	256.0	45.2	186.0

* EBITDA=Operating income + depreciation and amortization

Note1:Initial figures of international tobacco business includes f-JTI forecasts for Jan.-Dec. 2007 only, while revised forecast includes f-JTI forecasts for Jan.-Dec. 2007 and approx. 8.5 months of the f-Gallaher business.

Note2:This forecast does not reflect the impact of amortization of trademarks and others, related to the acquisition of Gallaher. This forecast will be revised once the purchase-price-allocation is finalized.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;

(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;

(3) litigation in Japan and elsewhere;

(4) our ability to further diversify our business beyond the domestic and international tobacco industry;

(5) our ability to successfully expand internationally and make investments outside of Japan;

(6) competition and changing consumer preferences;

(7) the impact of any acquisitions or similar transactions;

(8) local and global economic conditions; and

(9) fluctuations in foreign exchange rates and the costs of raw materials.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2007 and as of June 30, 2007

			Millions of yen
	as of March 31, 2007	*as of June 30, 2007*	*Change*
(ASSETS)	JPY	JPY	JPY
CURRENT ASSETS:	1,840,808	930,216	(910,591)
FIXED ASSETS:	1,523,855	3,283,325	1,759,470
Property, plant and equipment:	600,435	601,657	1,221
Buildings and structures	229,019	227,042	(1,976)
Machinery, equipment and vehicles	152,900	151,486	(1,413)
Land	131,817	130,687	(1,130)
Other	86,698	92,440	5,742
Intangible Assets:	542,880	530,007	(12,872)
Goodwill	360,681	357,350	(3,331)
Trademarks	154,980	145,055	(9,925)
Other	27,218	27,601	383
Investments and other assets:	380,538	2,151,660	1,771,121
TOTAL ASSETS	3,364,663	4,213,542	848,879

			Millions of yen
	as of March 31, 2007	*as of June 30, 2007*	*Change*
(LIABILITIES)	JPY	JPY	JPY
CURRENT LIABILITIES:	813,196	1,362,694	549,497
NON-CURRENT LIABILITIES:	526,851	694,196	167,344
TOTAL LIABILITIES	1,340,047	2,056,890	716,842
(NET ASSETS)			
SHAREHOLDERS' EQUITY:	1,920,159	1,963,713	43,554
VALUATION AND TRANSLATION ADJUSTMENTS:	40,094	127,124	87,030
MINORITY INTERESTS	64,362	65,813	1,451
TOTAL NET ASSETS	2,024,615	2,156,652	132,036
TOTAL LIABILITIES AND NET ASSETS	3,364,663	4,213,542	848,879

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries

For the three months that ended June 30, 2006 and 2007 and for the year that ended March 31, 2007

Millions of yen

	For the three months that ended		Change
	June 30,2006	June 30,2007	
	JPY	JPY	JPY
NET SALES	1,289,585	1,219,784	(69,801)
COST OF SALES	1,049,259	981,004	(68,254)
GROSS PROFIT	240,326	238,779	(1,546)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	138,255	145,441	7,186
OPERATING INCOME	102,071	93,337	(8,733)
NON-OPERATING INCOME:	5,243	8,231	2,988
NON-OPERATING EXPENSES:	3,814	9,086	5,272
ORDINARY INCOME	103,500	92,482	(11,017)
EXTRAORDINARY GAINS:	26,440	10,366	(16,073)
EXTRAORDINARY LOSSES:	3,592	1,661	(1,931)
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	126,347	101,187	(25,159)
INCOME TAXES-CURRENT	48,275	34,836	(13,439)
INCOME TAXES-DEFERRED	-	-	-
MINORITY INTERESTS	1,823	1,720	(103)
NET INCOME	76,248	64,630	(11,617)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries

For the three months that ended June 30, 2006 and 2007 and for the year that ended March 31, 2007

Millions of yen

	For the three months ended		Change
	June 30,2006	June 30,2007	
	JPY	JPY	JPY
Net cash provided by operating activities	105,184	11,566	(93,617)
Net cash provided by (used in) investing activities	15,941	(1,707,167)	(1,723,109)
Net cash provided by (used in) financing activities	(10,550)	727,349	737,900
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(107)	35,318	35,426
NET INCREASE IN CASH AND CASH EQUIVALENTS	110,467	(932,932)	(1,043,400)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	920,141	1,179,522	259,380
CASH AND CASH EQUIVALENTS, END OF PERIOD	1,030,609	246,589	(784,020)

Contribution from Integration of JT International & Gallaher

JT announced the integration plan of JT International and Gallaher on August 9.

<Growth Trajectory of International Tobacco Business>

In the fiscal year that ended in March 1999, our international tobacco business accounted for only 7% of our total sales volume, as Chart 1 shows. We acquired RJR Nabisco's international tobacco business in 1999 with the objective of developing our international business. This acquisition expanded our business base significantly and established us as a global tobacco company. JT International is today the core of our international tobacco business, and has achieved double-digit profit growth for six consecutive years. JTI is the "profit growth engine of the JT Group", and was the fastest organically growing tobacco company in the industry. In the fiscal year ended in March 2007, the sales volume of our international tobacco business exceeded that of the domestic tobacco business and accounted for approximately 57% of total sales volume. As a result of this acquisition, the proportion of sales volume of the international tobacco business in our entire tobacco operations to nearly 70%.

(Chart 1)


1985~1998
Withdrew from export-centered business and sought serious overseas development
2000~2006
Consistent application of core strategies drives 6 consecutive years of double-digit EBITDA growth
2007~
Significantly enhanced scale positions JT for future growth as a leading global tobacco company
May 1999
Acquired RJR Nabisco's international tobacco business for US$7.83 billion
April 2007
Acquired Gallaher Group for approx. £7.5 billion
FY 3/2000
380.5 BN cigarettes
FY 3/2007
418.4 BN cigarettes
FY 3/2008 e
548.0 BN cigarettes
Domestic 30.7%

Note: The forecast for the FY 3/2008 includes approx. 8.5 months of the J-Gallaher business.

<Major Tobacco Companies' Share>

Meanwhile, our global market share will expand to 10.8% as a result of our acquisition of Gallaher, based on the total of the two companies' sales in 2006. As Chart 2 shows, competition among global tobacco companies is intensifying as tobacco giants try to capture a bigger piece of the existing market. Our top priority is to complete the integration of Gallaher into our international tobacco business. We will enhance our competitive capability, aiming for solid organic growth.

(Chart 2)



1998
Total Volume (1) : 5,372 BN
Philip Morris 17.6%
BAT 13.3%
RJR Nabisco 5.5%
JT (2) 5.2%
Rothmans 3.5%
Reemtsma 2.2%
Seita 1.1%
Tabacalera(3) 1.0%
Gallaher 0.8%
Imperial 0.7%
2006
Total Volume (1) : 5,585 BN
Altria 18.2%
BAT 12.3%
New JT Group 10.8%
JT(2) 7.5%
Gallaher 3.3%
Imperial(3) 3.3%
Altadis 2.1%

Source : Companies' Report, The Maxwell Report
(1): The Maxwell Report "Top World Cigarette Market Leaders 1998"
(2): FY 3/1999
(3): FY 9/1998

Source: Companies' Report, The Maxwell Report
(1): The Maxwell Report "Top World Cigarette Market Leaders 2005"
(2): FY 3/2007
(3): FY 9/2006

<Maximizing Synergies>

Our synergy policy for the integration of JT International and Gallaher is to focus mainly on achieving top-line synergy but also to secure cost-saving synergy. We aim to create synergy value of over 400 million dollars in 2010, including top-line synergy and cost-saving synergy by strengthening our new brand portfolio, broadening our geographical base, HQ integration, procurement and manufacturing footprint optimization, and sales and distribution efficiency.

- **Annual cost saving synergies over USD 300 million by 2010**
  - HQ integration
  - Procurement and manufacturing footprint optimization
  - Sales and distribution efficiency

- **Annual top-line synergies at least USD 100 million by 2010, with opportunities for greater synergies exceeding the level of cost-saving in the future**
  - A more competitive and balanced brand portfolio
  - Broadened geographic base
  - Increased scale in markets where presence duplicated

<For the future growth>

JT International's role as the profit growth engine of the JT group will be further solidified through the EBITDA (Operating income + depreciation and amortization) growth above 10% CAGR, while quickly implementing the integration plan.

END

IPSEN
Innovation for patient care

Press release

Ipsen's first half 2007 sales and outlook for the second half 2007

- **+7.6% growth in Group sales, +9.3% growth in volume sold**
- **Continued growth outside the Major Western European Countries: +16.2%**
- **Strong dynamics in specialist care products: +10.6%**
- **Sales outlook for the full year 2007 updated**

Paris, 1 August 2007 - Ipsen (Euronext: IPN) reported today its sales for the second quarter and first half 2007.

Second quarter and first half unaudited IFRS consolidated sales

(in million euros)	2nd quarter			6 months		
	2007	*2006*	*% change*	*2007*	*2006*	*% change*
SALES BY REGION						
Major Western European countries	144.2	136.7	*5.5%*	283.0	275.7	*2.7%*
Other European countries	53.4	48.4	*10.3%*	106.1	93.3	*13.7%*
Rest of the world	38.9	33.7	*15.2%*	74.1	61.6	*20.1%*
Group Sales	**236.5**	**218.8**	***8.1%***	**463.2**	**430.6**	***7.6%***
SALES BY THERAPEUTIC AREA						
Specialist Care	124.1	114.4	*8.5%*	245.3	221.8	*10.6%*
Primary care	105.2	97.1	*8.3%*	201.9	194.4	*3.8%*
Total Drug Sales	**229.3**	**211.5**	***8.4%***	**447.2**	**416.2**	***7.4%***
Drug-related Sales[1]	**7.2**	**7.3**	***(1.6%)***	**16.0**	**14.4**	***10.9%***
Group Sales	**236.5**	**218.8**	***8.1%***	**463.2**	**430.6**	***7.6%***

Note: From January 1, 2007, the Group reports its former "Other Drugs" sales in the Primary care sales in order to improve readability. This change has no impact on overall Group sales. "Other drugs" sales amounted to €1.9 million for the second quarter 2007 compared with €0.9 million a year ago. 2006 numbers are presented accordingly.

First half 2007 sales highlights

Consolidated Group sales reached €463.2 million, up 7.6% year-on-year (or up 7.7% excluding foreign exchange impacts. This increase was fuelled by the strong growth of Somatuline®, NutropinAq® and Dysport®, up 11.7%, 84.6% and 13.9% respectively over the period and by the strong performance of gastroenterology products in international markets, up 18.4% year-on-year. Excluding Ginkor Fort®, Group sales grew by 8.5% year-on-year.

Group sales grew by 7.6% year-on-year, despite price pressure negatively impacting Ipsen's consolidated sales by €6.9 million, among which €3.0 million on Decapeptyl® in Italy, due to a combination of price cuts enforced by Health authorities and price erosions linked to higher hospital distribution.

Sales in the **Major Western European countries** amounted to €283.0 million, up 2.7% year-on-year, driven by robust growth of Decapeptyl® in Germany and of Dysport® and Decapeptyl® in the United Kingdom partially offset by negative price impacts in Italy and in France. Over the same period sales in this region represented 61.1% of total sales compared with 64.0% a year earlier. Sales generated in the **Other European countries** reached €106.1 million, up 13.7% year-on-year. Over the same period, sales in this region represented 22.9% of total sales, against 21.7% a year earlier. Sales generated in the **Rest of the World** reached €74.1 million, up 20.1% year-on-year, driven notably by

[1]Active ingredients and raw materials

strong sales of Somatuline® in the Middle East and Australia, good performance of Dysport® in Brazil and of Smecta® in China. Over the same period, sales in this region represented 16.0% of total sales, against 14.3% a year earlier.

2007 outlook

The Group is pleased with its first half 2007 sales performance, and remains confident in its perspectives despite increased competition expected in the second half of 2007, notably in the area of cognitive disorders in France. Therefore, the Group retains its objective to grow its sales for the full year 2007 by 6.5% to 7.5% after taking into account the 10% price decrease implemented on 1 July 2007 on Tanakan® in France. Its former objective, announced on 19 March 2007, did not include this price cut. Moreover, the Group reiterates its objective to grow its total revenues by 4.0 to 5.0% year-on-year.

The Group will update its operating margin objective when it releases its first half results on 29 August 2007.

These objectives were prepared without taking into account external growth assumptions, which may alter this outlook. These objectives are based on data and assumptions regarded as reasonable by the Group. These objectives depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may differ significantly from these objectives given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the objectives mentioned above.

About Ipsen

Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in specialist care areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen' s shares are eligible to the "Système à Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

For further information:

Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

APPENDIX

Risk factors

The Group carries on business in an environment which is undergoing rapid change and exposes its operations to a number of risks, some of which are outside its control. The risks and uncertainties set out below are not exhaustive and the reader is advised to refer to Ipsen's 2006 Registration Document available on its website (www.ipsen.com).

- The Group is dependent on the setting of prices for medicines and is vulnerable to the possible withdrawal of certain products from the list of reimbursable products by governments or by the relevant regulatory authorities in the countries where it does business.

- A number of products that the Group is developing are still at the very first stages of development and the Group cannot be certain that these products will be approved by the competent regulatory authorities and that they will be successfully marketed.

- The Group depends on third parties to develop and market some of its products, which generates substantial royalties for the Group, but these third parties could behave in ways which cause damage to the Group's business.

- The Group's competitors could infringe its patents or circumvent them through design innovations. In order to prevent infringements, the Group could engage in patent litigation which is costly and time-consuming. It is difficult to monitor the unauthorised use of the Group's intellectual property rights and it could find itself unable to prevent the unlawful appropriation of its intellectual property rights.

- The Group must deal with or may have to deal with competition from (i) generic products, (ii) products which, although they are not strictly identical to the Group's products or which have not demonstrated their bioequivalence, obtain a marketing authorisation for indications similar to those of the Group's products pursuant to the bibliographic reference regulatory procedure (well established medicinal use) before the patents protecting its products expire, in particular Tanakan® and (iii) products sold for unauthorised uses when the protection afforded by patent law to the Group's products and those of its competitors expires. Such a situation could result in the Group losing market share which could affect its current level of growth in sales or profitability. To avoid such situations or to reduce their impact, the Group could bring legal actions against the counterfeiters in order to protect its rights.

Major developments in the period under review

During the second quarter 2007, the major developments included:

- On 10 May 2007, Ipsen announced the launch of Adrovance™, a new treatment of postmenopausal osteoporosis in patients at risk of vitamin D deficiency following the publication of its incription on the list of reimbursable drugs in the French *Journal Officiel*.

- On 25 May 2007, Ipsen announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) adopted a positive opinion recommending marketing authorization for Increlex® (mecasermin) 10 mg/ml solution for injection.

- On 6 June 2007, Ipsen held its Annual Shareholders' Meeting, chaired by Jean-Luc Bélingard, Chairman of the Board and Chief Executive Officer, in the presence of the Board of Directors and the Group's management. All resolutions submitted to the Shareholders' Meeting were approved, including the distribution of a dividend of €0.60 per share, paid on the same day.

- On 11 June 2007, Ipsen announced that the preliminary data from the ongoing phase III study for its investigational 4-month formulation of triptorelin did not support the expected sustainable blood levels of triptorelin for a duration of 4 months in all patients. Therefore, Ipsen has decided not to perform the second administration as planned in the protocol.

- On 27 June 2007, Ipsen announced that it had executed a license agreement with PregLem SA, a biopharmaceutical company specialising in the treatment of benign gynaecological conditions and infertility under which Ipsen grants to PregLem worldwide development and commercialisation rights to a selected range of compounds in a number of specific potential indications in the field of reproductive medicine only.
- In the United States, a recently completed placebo controlled pivotal phase III study performed in 120 patients (study "051") in the indication Cervical Dystonia demonstrated a positive clinical outcome in patients treated for Cervical Dystonia and has met its primary endpoint. This is the second positive pivotal study for Dysport® in patients with Cervical Dystonia, and Ipsen is currently preparing for the FDA filing of a marketing authorization application. In Europe, a Phase II dose finding trial was performed in 381 European patients presenting a specific back pain called "upper back myofascial pain" in double blind, randomized and placebo controlled conditions. Dysport® was very well tolerated in this trial up to and including the highest tested dose, but the efficacy results were not conclusive globally. By contrast to the overall results, very consistent and significant efficacy results were observed on a limited number of patients in one center. This could lead the Group to believe that the choice of patients with a high number of "trigger points", the limited use of analgesics as concomitant medications and the techniques of injection could influence outcomes. Ipsen is currently reviewing these results in order to decide on possible next steps in this indication.

European governments continued to introduce in 2006 various measures to reduce public healthcare spending, impacting the Group's sales and earnings in the first half 2007 and beyond:

- In France, the price of Ginkor Fort®, which generated sales of €38.2 million in France in 2006, was cut by 15% in February 2006. On 25 January 2006 the French Authorities published their decision to lower the reimbursement rate of Ginkor Fort® from 35% to 15% from 1 February 2006 to 31 December 2007, and to remove it from the list of reimbursable drugs on 1 January 2008.
- The price of NutropinAq® was also reduced in France by 7% on 1 August 2006 following a decision of the Economic Committee for Health Products (CEPS).
- The French authorities have also announced a reimbursement rate cut – to 35% from 65% - along with a 7% price reduction on Pfizer's Artotec®, the promotion of which is carried out by Ipsen since 2006. These measures have been implemented on 1 January 2007.
- In Italy, following the repeal in October 2005 of the 6.8% discount on drug sales enacted in June 2004, a new 4.4% price discount (applicable on all reimbursed products) was implemented on 16 January 2006. An additional discount of 1.0%, granted to wholesalers by the laboratories is also applied. Furthermore, the government announced an additional 0.6% reduction in drug prices (effective as of 1 July 2006), followed by a second 5.0% reduction effective as of 1 October 2006.

Other measures were enforced during the first half 2007 to reduce healthcare spending, thus impacting Ipsen's future sales and earnings:

- On 26 October, 2006, the Minister of Health and Solidarities in France decided to maintain the class of vasodilators, among which Tanakan®, on the list of reimbursable drugs and to keep their reimbursement rate by the French Social Security at 35%. Furthermore, the Minister had asked the *Comité Économique des Produits de Santé* to implement a price cut of up to 20% to these drugs by the end of January 2007. On 15 June, 2007, a 10% price cut on Tanakan® in France as of 1 July 2007 was published in the *Journal Officiel*.

Comparison of consolidated sales for the second quarters and first halves of 2007 and 2006:

Sales by geographical region

Group sales by geographical region for the second quarters and first halves 2007 and 2006 were as follows:

	2nd quarter			6 months		
(in thousand euros)	*2007*	*2006*	*% change*	*2007*	*2006*	*% change*
France	92,801	87,018	*6.6%*	177,594	176,042	*0.9%*
Spain	14,080	13,206	*6.6%*	28,089	27,108	*3.6%*
Italy	15,557	18,253	*(14.8%)*	34,115	35,034	*(2.6%)*
Germany	11,432	9,797	*16.7%*	23,118	21,336	*8.4%*
United Kingdom	10,325	8,371	*23.3%*	20,106	16,125	*24.7%*
Major Western European countries	**144,195**	**136,645**	**5.5%**	**283,022**	**275,645**	**2.7%**
Other European countries	**53,433**	**48,436**	**10.3%**	**106,090**	**93,324**	**13.7%**
Asia	20,250	17,343	*16.8%*	41,116	35,118	*17.1%*
Other countries in the rest of the world	18,593	16,372	*13.6%*	32,936	26,520	*24.2%*
Rest of the world	**38,843**	**33,715**	**15.2%**	**74,052**	**61,638**	**20.1%**
Group Sales	236,471	218,796	8.1%	463,164	430,607	7.6%

For the second quarter 2007, sales generated in the **Major Western European countries** amounted to €144.2 million, up 5.5% year-on-year (second quarter 2006, €136.7 million). For the first half 2007, sales in the **Major Western European countries** amounted to €283.0 million, up 2.7% year-on-year, driven by robust growth of Decapeptyl® in Germany and of Dysport® and Decapeptyl® in the United Kingdom, partially offset by negative price impacts in Italy and in France. Sales in this region represented 61.1% of total sales compared with 64.0% a year earlier.

France – For the second quarter 2007, sales reached €92.8 million, up 6.6% year-on-year (second quarter 2006, €87.0 million), benefiting from the launch of Adrovance™ in April 2007 and satisfactory performance of Dysport®, Somatuline®, Nisis® & Nisisco®, Forlax® and Smecta®. For the first half 2007, solid sales growth of Specialist Care products were offset by decreasing sales of Tanakan®, down 5.2 points year-on-year and by negative price impact on Ginkor Fort® further to price cut enforced in March 2006. The weight of France in the Group's consolidated sales continued to decline, representing 38.3% of total Group sales against 40.9% a year earlier.

Spain – For the second quarter 2007, sales reached €14.1 million, up 6.6% year-on-year (second quarter 2006, €13.2 million), fuelled by strong growth of Somatuline® and NutropinAq®. For the first half 2007, sales grew by 3.6% year-on-year thanks to a double digit volume growth of Somatuline® and NutropinAq®, despite a decrease in sales of Decapeptyl®, down 2.6% year-on-year.

Italy -- For the second quarter 2007, sales reached €15.6 million, down 14.8% year-on-year (second quarter 2006, €18.3 million), due to negative price impacts reaching €1.8 million during the period, combination of the mandatory 5 % price cut implemented in October 2006 and of price erosions linked to higher hospital distribution, affecting mainly the sales of Decapeptyl® and NutropinAq®. For the first half 2007, sales decreased by 2.6% year-on-year, with price pressure negatively impacting sales growth by 10.6 points.

Germany -- For the second quarter 2007, sales reached €11.4 million, up 16.7% year-on-year (second quarter 2006, €9.8 million), with all products performing well. For the first half 2007, sales amounted to €23.1 million, up by 8.4% year-on-year. The good performances of Decapeptyl® and NutropinAq® were partially offset by a lower growth of Dysport®, from an exceptional high baseline in the first half of 2006 when wholesalers built stocks in anticipation of a change in the legislation modifying previous favourable commercial terms.

United Kingdom -- For the second quarter 2007, sales reached €10.3 million, up 23.3% year-on-year (second quarter 2006, €8.4 million), driven by strong double digit growth of all products. For the first half 2007, sales in the United Kingdom were up 24.7% year-on-year, driven notably by a strong growth of Decapeptyl®, with sales more than doubling year-on-year.

- For the second quarter 2007, sales generated in the **Other European countries** reached €53.4 million, up 10.3% year-on-year (second quarter 2006, €48.4 million). For the first half 2007, sales generated in the Other European countries reached €106.1 million, up 13.7% year-on-year (first half 2006, €93.3 million). Over the same period, sales in this region represented 22.9% of total consolidated Group sales, against 21.7% a year earlier.

- For the second quarter 2007, sales generated in the **Rest of the World** reached €38.9 million, up 15.2% year-on-year (second quarter 2006, €33.7 million). For the first half 2007, sales generated in the Rest of the World reached €74.1 million, up 20.1% year-on-year (first half 2006, €61.6 million), driven notably by a good performance of Dysport® in Brazil and of Smecta® in China. Over the same period, sales in this region represented 16.0% of total consolidated Group sales, against 14.3% a year earlier.

Sales by therapeutic area and by product

The following table shows sales by product, regrouped by therapeutic area for the second quarters and first halves 2007 and 2006:

	2nd quarter			6 months		
(in thousand euros)	*2007*	*2006*	*% change*	*2007*	*2006*	*% change*
Oncology	57,057	58,038	*(1.7%)*	118,202	113,584	*4.1%*
of which Decapeptyl® (1)	*57,051*	*58,010*	*(1.7%)*	*118,186*	*113,526*	*4.1%*
Endocrinology	32,006	27,404	*16.8%*	63,527	52,356	*21.3%*
of which Somatuline® (1)	*25,608*	*23,722*	*8.0%*	*50,824*	*45,482*	*11.7%*
NutropinAq® (1)	*5,795*	*3,325*	*74.3%*	*11,537*	*6,251*	*84.6%*
Neuromuscular disorders	35,048	28,907	*21.2%*	63,567	55,820	*13.9%*
of which Dysport® (1)	*35,048*	*28,907*	*21.2%*	*63,567*	*55,820*	*13.9%*
Specialist care	**124,111**	**114,349**	***8.5%***	**245,296**	**221,760**	***10.6%***
Gastroenterology	44,214	38,812	*13.9%*	86,751	79,156	*9.6%*
of which Smecta®	*22,156*	*19,551*	*13.3%*	*45,019*	*40,805*	*10.3%*
Forlax®	*13,420*	*11,463*	*17.1%*	*25,317*	*23,046*	*9.9%*
Cognitive disorders	33,092	32,652	*1.3%*	64,115	64,508	*(0.6%)*
of which Tanakan®	*33,092*	*32,652*	*1.3%*	*64,115*	*64,508*	*(0.6%)*
Cardiovascular	25,938	24,733	*4.9%*	48,171	48,557	*(0.8%)*
of which Nisis® & Nisisco®	*13,205*	*11,919*	*10.8%*	*25,006*	*22,938*	*9.0%*
Ginkor Fort®	*11,772*	*11,041*	*6.6%*	*20,170*	*22,419*	*(10.0%)*
Other Primary Care products	1,902	918	*107.2%*	2,872	2,242	*28.1%*
of which Adrovance™	*1,184*		*0.0%*	*1,184*		*0.0%*
Primary care	**105,146**	**97,115**	***8.3%***	**201,910**	**194,463**	***3.8%***
Total Drug sales	**229,257**	**211,464**	***8.4%***	**447,206**	**416,223**	***7.4%***
Drug-related sales	**7,214**	**7,332**	***(1.6%)***	**15,958**	**14,384**	***10.9%***
Group Sales	**236,471**	**218,796**	***8.1%***	**463,164**	**430,607**	***7.6%***

(1) Peptide- or protein-based products

Note: From January 1, 2007, the Group reports its former "Other Drugs" sales in the Primary care sales in order to improve readability. This change has no impact on overall Group sales. "Other drugs" sales amounted to €1.9 million for the second quarter 2007 compared with €0.9 million a year ago. 2006 numbers are presented accordingly.

For the second quarter 2007, sales of **specialist care products** reached €124.1 million, up 8.5% year-on-year (second quarter 2006, €114.4 million), representing 52.5% of the Group's consolidated sales, against 52.3% a year earlier. For the first half 2007, sales of specialist products reached €245.3 million, up 10.6% year-on-year (first half 2006, €221.8 million), representing 53.0% of the Group's consolidated sales, against 51.5% a year earlier. This performance was driven by strong momentum in endocrinology and neuromuscular disorders.

- **Within the oncology franchise, Decapeptyl®** sales reached €57.0 million for the second quarter 2007, down 1.7% year-on-year (second quarter 2006, €58.0 million) mainly due to negative price impacts in Italy and Poland, representing 3.1 points of sales growth and offsetting the good performances observed in Germany, the United Kingdom and Central Europe. For the first half 2007, sales of Decapeptyl® were up 4.1%, driven by strong sales in the Middle East, Germany, China and Central Europe despite the negative price impacts described above.

- **In endocrinology,** sales reached €32.0 million for the second quarter 2007, up 16.8% year-on-year (second quarter 2006, €27.4 million). NutropinAq® continued to show a good performance in its fourth year of commercialization, with sales representing 18.1% of total endocrinology sales in the second quarter, against 12.1% a year earlier.

  Somatuline® -- For the second quarter 2007, sales reached €25.6 million, up 8.0% year-on-year (second quarter 2006, €23.7 million). For the first half 2007, Somatuline® sales amounted for €50.8 million, up 11.7% year-on-year continuing on its robust trend.

  NutropinAq® -- For the second quarter 2007, sales reached €5.8 million, up 74.3% year-on-year (second quarter 2006, €3.3 million), driven by strong performance in all markets where the product is marketed and despite significant negative price pressure in Italy. For the first half 2007, sales of NutropinAq® amounted for €11.5 million, up 84.6% year-on-year.

- **Within the neuromuscular disorders franchise, Dysport®** sales reached €35.0 million, up 21.2% year-on-year (second quarter 2006, €28.9 million), driven mainly by continued double-digit growth in Central and Eastern Europe, the United Kingdom and Germany. For the first half 2007, Dysport® sales amounted to €63.6 million, up 13.9% year-on-year.

For the second quarter 2007, sales of **Primary Care products** reached €105.2 million, up 8.3% year-on-year (second quarter 2006, €97.1 million) despite the impact of Ginkor Fort® in France. Excluding Ginkor Fort®, sales of primary care products reached €93.4 million, up 8.5% year-on-year (second quarter 2006, €86.1 million), sustained by robust sales outside of the Major Western European countries, notably for gastroenterology products, and by the launch of Adrovance™ in France.

- **In gastroenterology,** sales reached €44.2 million, up 13.9% year-on-year (second quarter 2006, €38.8 million).

  Smecta® -- For the second quarter 2007, sales reached €22.2 million, up 13.3% year-on-year (second quarter 2006, €19.6 million), due to strong sales in Central Europe, in China and, to a lesser extent in France. For the first half 2007, sales of Smecta® amounted to €45.0 million, up 10.3% year-on-year driven by strong sales in China, Central and Western Europe. Sales of Smecta® outside of France reached 72.0% in the first half of 2007, compared with 68.8% a year ago.

  Forlax® -- For the second quarter 2007, sales reached €13.4 million, up 17.1% year-on-year (second quarter 2006, €11.5 million). Sales of Forlax® in France (representing 74.4% of total Forlax® sales), were up 9.9% whereas in other markets, sales were up 44.3% year-on-year. For the first half 2007, sales of Forlax® amounted to €25.3 million, up 9.9% year-on-year.

- **Within the cognitive disorders area,** sales of **Tanakan®** for the second quarter of 2007 reached €33.1 million, up 1.3% year-on-year (second quarter 2006, €32.7 million). Strong growth in Algeria, Vietnam, Russia, Romania and China were almost fully offset by the sales decrease in France, which represented 68.3% of total Tanakan® sales in the second quarter 2007 compared with 69.6% a year earlier. For the first half 2007, sales of Tanakan® amounted to €64.1 million down 0.6% mainly due to decreasing volumes in France.

- **In the cardiovascular area,** sales in the second quarter of 2007 amounted to €25.9 million, up 4.9% year-on-year (second quarter 2006, €24.7 million). For the first six months of 2007, sales reached €48.2 million, down 0.8% year-on-year.

  Nisis® and Nisisco® -- For the second quarter 2007, sales reached €13.2 million, up 10.8% year-on-year (second quarter 2006, €11.9 million). For the first half 2007, sales reached €25.0 million, up 9.0% year-on-year. Nisis® and Nisisco® continued to show a sound performance and to gain market share despite a high competitive pressure.

  Ginkor Fort® -- For the second quarter 2007, sales amounted to €11.8 million, up 6.6% year-on-year (second quarter 2006, €11.0 million). The product benefited from an active communication campaign at pharmacist level ahead of its removal from the list of reimbursed products in France in January 2008. For the first half 2007, sales decreased by 10.0% year on year, down to €20.2 million despite a stronger performance in the second quarter.

- **Other primary care products** sales reached €1.9 million for the second quarter 2007, against €0.9 million a year earlier, thanks to the launch in April 2007 in France of **Adrovance™**, which

generated sales of €1.2 million. For the first half 2007, sales of other primary care products reached €2.9 million, up 28.1% year-on-year.

For the second quarter 2007, **drug-related sales** (active ingredients and raw materials) were down 1.6% to €7.2 million, notably due to a decrease in sales of active ingredients in South Korea. For the first half 2007, drug related sales amounted to €16.0 million, up 10.9% year-on-year compared with a low first half 2006. This growth was mainly driven by stronger sales in Switzerland and South Korea despite a slowdown in Germany and Egypt.

IPSEN
Innovation for patient care

Press release

Ipsen transfers Ginkor Fort® marketing authorisations to GTF for France, Monaco and Andorra

Paris, France, 23 August 2007– Ipsen (Euronext: FR0010259150; IPN) announced today that it has signed an agreement with GTF Group to transfer the marketing authorisations of Ginkor Fort® for France, Monaco and Andorra by 1 January 2008. Ipsen also granted to GTF the right to exclusively licence all Ginkor Fort® trademarks with a possible transfer of these rights upon termination of the licence.

This agreement is in line with Ipsen's strategy to focus on targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) and optimise its portfolio of primary care products in the context of the withdrawal of all veinotonic drugs from France's list of reimbursable medicines by 1 January 2008. Under the agreement, GTF will pay to Ipsen €10.5 million. Other milestone payments will be added following the evolution of the market for this product class in 2008. Ipsen will supply the finished product to GTF for an initial period of five years, with a possible renewal, and will continue to market the product outside France, Monaco and Andorra.

Christophe Jean, Executive Vice-President and Chief Operating Officer of Ipsen, said, "We are pleased to entrust the future of Ginkor Fort®, as an OTC product from its next delisting, to GTF who have the experience and the necessary distribution channels to reach pharmacists. GTF's dynamism and commitment to our product and patients are, for us, the best measure of success."

Franck Sinabian, *Président du directoire* of GTF, is convinced that "Ginkor Fort® is a field-proven drug with widespread brand awareness. These competitive advantages will allow GTF to maintain Ginkor Fort® leadership position in this market."

About Ginkor Fort®

Ginkor Fort® is an oral formulation containing three active substances, namely troxerutin A (a vasoactive rutin analogue, a flavonoid of plant origin), heptaminol chlorhydrate and a standardised Ginkgo biloba extract. It is used in the treatment of vascular conditions, of venous insufficiency of the lower limbs and of acute haemorrhoid episodes. This product was initially launched as Ginkor® in France in 1972 and subsequently changed its name to Ginkor Fort® in France during 1989. In 2006, sales of Ginkor Fort® amounted to €41.7 million, down 31.8% year-on-year (91.6% of Ginkor Fort® sales originated from France). Ginkor Fort® is prescribed primarily by general practitioners and the following specialists: gastroenterologists, gynaecologists, phlebologists (vein specialists) and dermatologists. Ginkor Fort®'s price was reduced by 15% in February 2006. Moreover, the French government published a decree in the *Journal Officiel* on 25 January 2006 cutting the reimbursement rate for all products of the veinotonic class of drugs to 15% from 35% from 1 February 2006 to 31 December 2007. These drugs will be withdrawn from the list of reimbursable drugs from 1 January 2008.

IPSEN
Innovation for patient care

About GTF
Partner of the health industry from more than 20 years in the Human Resources consultancy, the strategy and the promotion to the medical profession (general practitioners, specialists, hospital staff), and in pharmacy, the GTF Group includes 500 members of staff in France and Belgium.

Since 2000, GTF has been carrying out with Tonipharm Laboratory outsourcing projects of mature products for big pharmaceutical companies. Thanks to its successful operational management of these medicines, Tonipharm pursues its development with the addition of Ginkor Fort®. Ginkor Fort's marketing will be supported by Tonipharm's know-how in the promotion to prescribers and dispensers.

About Ipsen
Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Système à Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des Marchés Financiers*.

For further information:
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

IPSEN
Innovation for patient care

Press release

Ipsen's first half 2007 results and financial objectives for the full year 2007

- **Increased effort in Research & Development**
- **Results in line with management expectations: full year 2007 operating margin guidance confirmed**

Paris, 29 August 2007 – The Board of Directors of Ipsen (Euronext: IPN), chaired by Jean-Luc Bélingard, met on 28 August 2007 to review the Group's results for the first half of 2007, published today.

Summary of consolidated half year results for 2007 and 2006

(in millions of euros)	*2007*	*2006*	*% change 2007/2006*
Sales	**463.2**	**430.6**	*+7.6%*
Other revenues	35.5	46.6	*(23.8)%*
Total revenues	**498.6**	**477.2**	*+4.5%*
Operating income	**112.9**	**108.4**	*+4.2%*
Operating margin (in % of sales)	*24.4%*	*25.2%*	
Consolidated net profit (attributable to the Group)	**78.0**	**88.1**	*(11.6)%*
Earnings per share – fully diluted (€)	*0.927*	*1.049*	*(11.6)%*
Average number of shares			
Non diluted	*84,020,364*	*84,013,049*	
Fully diluted	*84,101,862*	*84,031,717*	
Net cash, end of period (1)	**198.4**	**193.3**	

(1) Net cash: cash, cash equivalents and securities held for sale minus bank overdrafts, bank borrowings and other financial liabilities plus or minus derivative financial instruments

Commenting on the performance in the first half 2007, **Jean-Luc Bélingard, President of the Ipsen Group,** stated: "*The Group's performance in the first half 2007 has been up to our expectations. Despite a yet more difficult environment, where price pressure and competition have further increased, Ipsen has achieved a sound sales growth performance. Our financial results this half are fully in line with our full year objectives and reflect our key strategic decisions, notably to continue to actively invest in R&D and to create an endocrinology platform in North America. These decisions are fully validated by our news flow: we have continued to achieve key objectives for the Group's development, notably with the marketing approval of Increlex® in Europe. We have also launched Adrovance™ in France, closed the 051 study on Dysport® in Cervical Dystonia in the US and completed the sale of Ginkor Fort® to an OTC specialist. In this framework, we are able to confirm all of our financial objectives for the year and expect to fully offset in 2007 the price cut on Tanakan® implemented on 1 July 2007 in France. The foundations to accelerate Ipsen's development have therefore been further strengthened and we look forward to the second half 2007 with confidence, with the actual commercial start of our partnership with Tercica, through the launch of Increlex® in Europe and the expected approval of Somatuline® in the US.*"

Review of half year 2007 results

Consolidated Group sales reached €463.2 million, up 7.6% year-on-year. This increase was fuelled by the strong growth of Somatuline®, NutropinAq® and Dysport® and by the strong performance of gastroenterology products in international markets. Group sales were negatively impacted by price pressure, amounting to €6.9 million, due notably to price cuts enforced by health authorities.

Other revenues totalled €35.5 million, down 23.8% year-on-year. In the first half 2007, the Group ceased billings for R&D services within the framework of partnership agreements, mainly with Roche for the development of BIM 51077.

Total revenues therefore reached €498.6 million during the period, up 4.5% year-on-year.

R&D expenses amounted to €88.4 million, up 5.4% year-on-year, despite lower revenues received from third parties stemming from partnership agreements (notably BIM 51077), implying an increased self-financed R&D effort.

Operating income reached €112.9 million in the first half 2007, up 4.2% year-on-year, despite the significant negative impact of price cuts in major Western European countries and the fall of other revenues. Operating margin stood at 24.4% of sales versus 25.2% a year ago.

The Group's effective tax rate in the first half 2007 reached 27.3% of net profit from continuing operations before tax and share in the results of associated companies, compared with a reported effective tax rate of 18.7% and with a recurring effective tax rate of 25.0% in the first half 2006.

The Group's loss from associates amounted to €(3.5) million ($(4.6) million) and was solely composed of the Group's share in the net losses of Tercica Inc., stated as required under IFRS. Tercica Inc. has been reported in "loss from associates" in the Group's financial statements since October 2006.

Consolidated net profit for the first half 2007 was €78.2 million, down 11.6% compared with €88.5 million for the same period in 2006.

Net cash flow generated by operating activities amounted to €47.3 million in the first half 2007, compared with €130.2 million a year ago, when the Group benefited from important payments received in relation to its partnership agreements. At 30 June 2007, the Group's **net cash** position was €198.4 million, compared with €193.3 million at 30 June 2006.

Total milestones received in cash but not yet recognised as revenues amounted to €192.7 million, compared with €94.3 million in the first half 2006.

2007 financial objectives

On the basis of its performance in the first half 2007 and currently available information, in particular after taking into account the 10% price decrease implemented on 1 July 2007 on Tanakan® in France, the Group is confirming the objectives it has set for itself for the full year 2007:

- Sales growth of 6.5% to 7.5%;
- Total revenue growth of 4.0% to 5.0%;
- Operating margin of 22.0% to 23.0% of sales.

The objectives announced by the Group on March 19, 2007 did not take into account this price decrease of Tanakan®, implemented since then.

Ipsen - Analyst and Investor conference call and webcast (in English)

Ipsen will host a conference call on 29 August 2007 at 2.00 p.m. (Paris time). A live webcast will be available at www.ipsen.com.

The webcast will be archived on the Ipsen website for 3 months following the live call. Callers should dial in approximately 5 to 10 minutes prior to the start of the call.

No reservation is necessary to participate in the call. The telephone numbers to join the conference call are, from France and Europe: +33 (0) 1 72 28 01 50 and from the United States: +1 866 907 5932

A replay will be available soon after the live call. The telephone numbers to access the replay are, from France and Europe: +33 (0) 1 72 28 01 49 and from the United States: +1 866 828 2261. The access code is *203862#*. The replay will be available for two weeks following the live call.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, Research and Development expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. The targets contained herein were prepared without taking into account external growth assumptions, which may alter the parameters. These targets are based on data and assumptions regarded as reasonable by the Group and depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from the targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des Marchés Financiers.*

About Tercica

Tercica is a biopharmaceutical company committed to improving endocrine health by partnering with the endocrine community to develop and commercialize new therapeutics for pediatric and adult growth disorders, and for adult metabolic disorders. For further information on Tercica Inc., please visit www.tercica.com.

For further information :

Didier Véron, Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail : didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

Comparison of the consolidated income statement for the first half 2007 and first half 2006:

	30 June 2007		30 June 2006		June 2007/ June 2006 variation
	(in thousands of euros)	*% of sales*	*(in thousands of euros)*	*% of sales*	
Sales	**463,164**	**100.0%**	**430,607**	**100.0%**	**7.6%**
Other revenues	35,472	*7.7%*	46,569	*10.8%*	*-23.8%*
Total revenues	**498,636**	**107.7%**	**477,176**	**110.8%**	***4.5%***
Cost of goods sold	(98,101)	*-21.2%*	(88,879)	*-20.6%*	*10.4%*
Research and development expenses	(88,351)	*-19.1%*	(83,817)	*-19.5%*	*5.4%*
Selling, general and administrative expenses	(199,560)	*-43.1%*	(188,000)	*-43.7%*	*6.1%*
Other operating income and expenses	295	*0.1%*	(8,298)	*-1.9%*	
Restructuring costs	8	*nm*	189	*nm*	
Operating income	**112,927**	***24.4%***	**108,371**	***25.2%***	***4.2%***
- Income from cash and cash equivalents	5,910	-	2,767		
- Cost of gross financial debt	(815)	-	(1,208)		
Cost of net financial debt	**5,095**	***1.1%***	**1,559**	***0.4%***	
Other interest income and expense	(3,877)	*-0.8%*	(1,202)	*-0.3%*	
Income tax	(31,123)	*-6.7%*	(20,280)	*-4.7%*	
Share of loss/profit from associated companies	(3,462)	*-0.7%*	-	-	
Net profit/loss from continuing operations	**79,560**	***17.2%***	**88,448**	***20.5%***	***-10.0%***
Net profit/loss from discontinued operations	(1,340)	*-0.3%*	33	*nm*	
Consolidated net profit	**78,220**	***16.9%***	**88,481**	***20.5%***	***-11.6%***
- Equity holders of Ipsen S.A.	77,990		88,144		
- Minority interests	230		337		

Other revenues

In the first half 2007 other revenues totalled €35.5 million, down 23.8% year on year (first half 2006: €46.6 million).

Other revenues break down as follows:

(in thousands of euros)	30 June 2007	30 June 2006	June 2007 /June 2006 variation	
			Amount	%
Breakdown by revenue type				
- Royalties received	23,970	21,865	2,105	*9.6%*
- Milestone payments – licensing agreements	8,538	10,845	(2,307)	*-21.3%*
- Other (co-promotion revenues, recharging)	2,964	13,859	(10,895)	*-78.6%*
Total	**35,472**	**46,569**	**(11,097)**	***-23.8%***

- **Royalties received** mainly comprised royalties from the Kogenate® licence, which amounted to €22.8 million for the first half 2007, up 13.1% compared with the same period last year (€20.2 million in the first half 2006). The first half 2007 had been particularly high due to the carry-over of some 2006 royalties into 2007.

- **Milestone payments** relating to licensing agreements represent primarily recognition of payments received over the life of partnership agreements. In the first half 2007, this income mainly comprised milestones in relation to the Reloxin® agreement with Medicis, the Tenstaten® agreement with Recordati and the BIM 51077 (GLP-1 analogue) partnership with Roche. Milestone payments recognised in the first half 2006 included primarily the accelerated recognition of payments received by the Group following termination of the Reloxin® distribution agreement with Inamed.

- **Other revenues** amounted to €3.0 million in the first half 2007, down 78.6% relative to the very high level of €13.9 million achieved in the first half 2006. In the first half 2007, the Group ceased billings for R&D services within the framework of its partnership agreement for the development of BIM 51077, for which development works are now carried out by Roche, as well as the agreement with Genentech concerning a new formulation of the growth hormone, which reached the end of the research phase at the end of 2006. Furthermore, in the first half 2006, other revenues benefited from the effects of the termination in April 2007 of the co-promotion agreement with Pfizer for Zoxan®.

Cost of goods sold

For the first half 2007, cost of goods sold amounted to €98.1 million, representing 21.2% of sales compared with 20.6% a year ago, impacted by the negative effects of price cuts implemented during the period, which could not be offset by increases in activity or the productivity improvements. Also higher growth of in-licensed products and drug related activities contributed to softening the product mix improvement.

Research and development expenses

A comparison of research and development expenses for the first halves 2007 and 2006 is presented in the following table:

(in thousands of euros)	30 June 2007	30 June 2006	June 2007 /June 2006 variation	
			Amount	*%*
Breakdown by expense type				
- Drug-related research and development[1]	71,908	70,645	1,263	*1.8%*
- Industrial development[2]	13,545	10,218	3,327	*32.6%*
- Strategic development[3]	2,898	2,954	(56)	*-1.9%*
Total	**88,351**	**83,817**	**4,534**	***5.4%***

(1) Drug-related research and development is aimed at identifying new agents, determining their biological characteristics and developing small-scale manufacturing processes. Pharmaceutical development is the process through which active agents become drugs approved by regulatory authorities and is also used to improve existing drugs and to research new therapeutic indications for them. Patent-related costs are included in this type of expense.

(2) Industrial development includes chemical, biotechnical and development-process research costs to industrialise small-scale production of agents developed by the research laboratories.

(3) Strategic development includes costs incurred for research into new product licences and establishing partnership agreements.

Research and development expenses increased by 5.4% to €88.4 million or 17.7% of total revenues and 19.1% of sales in the first half 2007 (first half 2006: €83.8 million or 17.6% of total revenues and 19.5% of sales).

- Over the period, *major research and development projects* included preparation for registration of Dysport® and (finalisation of registration of Somatuline® Autogel®) with the Food and Drug Administration (FDA) in the United States and the phase III trials for a longer sustained release formulation of Triptorelin, since then discontinued. In the first half 2006, the development of BIM 51077 in partnership with Roche - for which Roche is now responsible - and preparation for registration of Somatuline® Autogel® with the FDA had represented a significant proportion of the Group's research and development expenses.

  - *In the area of industrial development*, the increase was mainly linked to costs incurred in preparation for future pre-approval inspections by the FDA (Food and Drug Administration) at some of the Group's manufacturing sites, in anticipation of future launches of Somatuline® Autogel® for which registration was requested in December 2006, as well as Dysport®, for which filing is expected in the United States at the end of 2007.

Selling, general and administrative expenses

A comparison of selling, general and administrative expenses for the first halves 2007 and 2006 is presented in the following table:

(in thousands of euros)	30 June 2007	30 June 2006	June 2007 /June 2006 variation	
			Amount	*%*
Breakdown by expense type				
Royalties paid	17,869	15,839	2,030	*12.8%*
Taxes and sales tax	6,386	7,548	(1,162)	*-15.4%*
Other sales and marketing expenses	135,532	127,221	8,311	*6.5%*
Selling expenses	**159,787**	**150,608**	**9,179**	***6.1%***
General and administrative expenses	**39,773**	**37,392**	**2,381**	***6.4%***
Total	**199,560**	**188,000**	**11,560**	***6.1%***

In the first half 2007, *selling, general and administrative expenses* increased by 6.1% to €199.6 million, representing 43.1% of sales compared with 43.7% of sales a year earlier.

- *Selling expenses* amounted to €159.8 million, representing 34.5% of sales, up 6.1% year-on-year (first half 2006: €150.6 million, representing 35.0% of sales). This increase stands below the sales growth level, despite a significant increase in royalties paid to third parties.
  - Royalties paid to third parties on sales of products marketed by the Group amounted to €17.9 million, up 12.8% year on year, stemming from the sales growth of the corresponding products.
  - Taxes reached €6.4 million, down 15.4% year-on-year, mainly due to the reduction in 2007 of the sales-based tax rate in France from 1.76% to 1.0%.
  - Other sales and marketing expenses (i.e. marketing and sales force costs) were up by 6.5% year on year, amounting to €135.5 million in 2007, or 29.3% of sales, compared with €127.2 million in the first half 2006 or 29.5% of sales. This slight reduction in relative value is notably the result of a sharp increase in expenses in Central Europe, China, Korea, Algeria, Mexico and certain Western European countries, coupled with very strong sales growth.
- *General and administrative expenses* grew by 6.4% to €39.8 million, representing an increase of €2.4 million compared with the first half 2006. This increase, below the sales growth rate, stemmed mainly from an increase in the costs of corporate functions, as well as reinforcement and adaptation of certain administrative functions as a result of sales growth, particularly in international markets.

Other operating income and costs

For the first half 2007, *other operating income and expenses* were immaterial, compared with an expense of €8.4 million in the first half 2006 relating primarily to a non-recurring payment of $10 million to Inamed for the recovery of all rights related to Reloxin® in the United States, Canada and Japan.

Operating profit

As a result of the above, the Group's operating income for the first half 2007 reached €112.9 million, representing 22.6% of total revenues and 24.4% of sales, up 4.2% year on year, (first half 2006: 22.7% of total revenues and 25.2% of sales). Operating income in the first half of 2007 did not include any material non-recurring expenses, whereas in the first half 2006, recurring operating income restated for non-recurring expenses amounted to €116.7 million representing 24.5% of total revenues and 27.1% of sales. On this basis, recurring operating income in the first half 2007 declined by 3.3% year-on-year.

Segment reporting: Operating profit by geographical region

In compliance with IAS 14 "Segment Reporting", the Group's primary reporting format is presented according to geographical segment, since Ipsen operates in a single business segment, i.e. drug research and development, production and sales.

Sales, revenues and operating income for the first halves 2007 and 2006 are presented in the following table by geographical region:

	30 June 2007		30 June 2006		June 2007/June 2006 variation	
	(in thousands of euros)	%	*(in thousands of euros)*	%	*(in thousands of euros)*	%
Major Western European countries[1]						
Sales	283,022	100.0%	275,645	100.0%	7,377	2.7%
Revenues	286,612	101.3%	286,345	103.9%	267	0.1%
Operating income	112,303	39.7%	113,110	41.0%	(807)	-0.7%
Other European countries						
Sales	106,090	100.0%	93,324	100.0%	12,766	13.7%
Revenues	106,090	100.0%	93,324	100.0%	12,766	13.7%
Operating income	42,538	40.1%	40,372	43.3%	2,166	5.4%
Rest of the World						
Sales	74,052	100.0%	61,638	100.0%	12,414	20.1%
Revenues	74,052	100.0%	61,638	100.0%	12,414	20.1%
Operating income	28,240	38.1%	24,375	39.5%	3,865	15.9%
Allocated total						
Sales	463,164	100.0%	430,607	100.0%	32,557	7.6%
Revenues	466,754	100.8%	441,307	102.5%	25,446	5.8%
Operating income	183,081	39.5%	177,857	41.3%	5,224	2.9%
Non-allocated tota[l(2)]						
Revenues	31,882	6.4%	35,869	7.5%	(3,987)	-11.1%
Operating income	(70,154)	-62.1%	(69,486)	-64.1%	(668)	1.0%
Ipsen total						
Sales	463,164	100.0%	430,607	100.0%	32,557	7.6%
Revenues	498,636	107.7%	477,176	110.8%	21,460	4.5%
Operating income	112,927	24.4%	108,371	25.2%	4,556	4.2%

(1) France, Spain, Italy, Germany and the UK
(2) Since January 1st, 2007, the Group has been able to better allocate to regions some international market central control costs, previously non-allocated.

- **In Major Western European countries,** sales grew by only 2.7% year on year, reflecting government measures imposing price cuts, primarily in France and Italy. Total revenues increased by 0.1% as sales generated by Artotec® in the first half 2007 did not fully offset the effects of the termination of the Zoxan® co-promotion agreement with Pfizer in 2006. Hence, operating income declined by 0.7% to €112.3 million over the period, representing 39.7% of sales, compared with €113.1 million a year ago, representing 41% of sales.

- **In Other European countries**, which include other Western European countries and Eastern European countries, sales increased by 13.7% year on year. Operating income increased by 5.4% over the period to €42.5 million, up from €40.4 million during the same period in 2006, representing 40.1% and 43.3% of sales respectively. During the first half 2007, the region reflected the results of a more precise geographical allocation of international market central control costs, which were not allocated a year ago. Excluding changes in allocation rules, operating income increased by 9.4% over the period. The relative weight of drug-related activities in the region, which generate lower margins, increased from 4.2% to 5.5% of sales.

- **In the Rest of the World**, where most of the Group's products are marketed by third-party distributors and agents, except in certain countries where Ipsen has a direct presence, sales were up 20.1%, a sharp increase year on year. Meanwhile, operating income amounted to €28.2 million, up 15.9% year on year. As described above, operating income for the region was affected by a more precise geographical allocation of international market central control costs. Excluding changes in allocation rules, operating income increased by 21.3% over the period.

- **Non-allocated operating loss** totalled €70.2 million, stable year-on-year (first half 2006; loss of €69.5 million). The non-allocated operating loss included:

    - revenues of €31.9 million compared with €35.9 million in the first half 2006. This includes primarily royalties received from the Kogenate® licence, as well as the recognition over the lives of the corresponding contracts of revenue from these agreements. In the first half 2007, this comprised chiefly revenue relating to agreements with Medicis for Reloxin®, with Recordati for Tenstaten® and with Roche for BIM 51077. Milestone payments recognised in the first half of the year included the accelerated recognition of payments received by the Group following termination of the Reloxin® distribution agreement with Inamed, as well as the sale to a third party of rights relating to one of the Group's minor products;
    - research and development expenses of €80.8 million, up from €75.5 million a year ago;
    - non-allocated selling, general and administrative expenses of €21.5 million, stable compared with €21.8 million a year ago, mainly due to the effects of a more precise geographical allocation of certain expenses in the first half 2006, as described above;
    - other operating income of €0.3 million. In 2006, the Group recorded other operating expenses of €8.3 million, relating primarily to the sum paid to Inamed in March 2006 to recover all rights relating to Reloxin®.

Cost of net financial debt

For the first half 2007, the cost of net financial debt was an income of €5.1 million compared with an income of €1.6 million a year earlier. This positive trend mainly reflects ongoing improvement in the Group's cash position over the period.

Other elements represented a €3.9 million expense, compared with a €1.2 million expense in the first half 2006, mainly comprising:

- a €1.5 million charge relating to a revaluation as at 30 June 2007 - according to IAS 39 - of financial instruments (warrants and convertible bonds) in connection with the acquisition of Tercica Inc. in October 2006.

- a €1.0 million charge due to foreign exchange loss (€0.5 million in the first half 2006), of which €1.2 million stems from the revaluation of the Tercica Inc. convertible bond in US dollars subscribed for by the Group in October 2006.

Income tax

In the first half 2007, the Group's effective tax rate amounted to 27.3% of net profit from continuing operations and share of loss from associated companies, compared with 18.7% a year earlier and a recurring effective tax rate of 25.0% over the same period. The effective tax rate for the first half 2007 was not materially affected by non-recurring tax items.

A year ago, the effective tax rate benefited from the non-recurring effect of the use in the United Kingdom of capital losses of €6.9 million that had previously not been recognised. In addition, in 2006, the research tax credit system in France benefited from a change in the published computation rules during the year, while there were no changes to calculation rules in 2007. Lastly, the tax charge for the first half 2007 was affected by a reduction in value of deferred tax assets in the Netherlands following the decrease in this country's tax rate from 29.6% to 25.5% during the first half 2007.

Share of loss from associated companies

The Group's share of loss from associated companies amounted to €(3.5) million ($(4.6) million) and was solely composed of the Group's share in the net losses of Tercica Inc. to the end of the first half 2007, stated as required under IFRS. Tercica Inc. began shipments of Increlex™ in January 2006 and recorded sales totalling $3.1 million for the first half 2007. The cost of goods sold for the period amounted to $2.8 million. Research and development costs came to $8.9 million, relating to the continuation of clinical trials for Primary IGF-1 and severe Primary IGF-1, as well as manufacturing development costs. Selling, general and administrative expenses amounted to $21.8 million in the first half 2007, reflecting sales and marketing activities post-launch of Increlex™. Due to Tercica Inc.'s positive net cash position of $67.5 million as at 30 June 2007, interest income in the first half 2007 was $4.1 million. Finally, the Group has booked $10.4 million of tax income on Tercica Inc.'s loss before tax of $25.9 million over the period.

Net profit/loss from continuing operations

As a result of the items described above, profit from continuing operations decreased by 10.0% to €79.6 million, compared with €88.5 million a year earlier. Profit from continuing operations represented 17.2% of sales and 16.0% of total revenues, compared with 20.5% of sales and 18.5% of total revenues a year ago. Excluding the impact of the acquisition of Tercica Inc.[1] profit from continuing activities stood at €85.3 million, down 3.5% year on year.

Net profit/loss from discontinued operations

The Group's discontinued primary care business in Spain sold in 2005 generated a loss of €1.3 million in the first half 2007, compared with a profit close to zero a year ago. This loss accompanied the final closure in the first quarter 2007 of the Barcelona production plant, which continued to manufacture products in accordance with agreements signed with the buyer when the business was sold.

Consolidated net profit

As a result of the items noted above, consolidated net profit declined by 11.6% to €78.2 million (€78.0 million attributable to equity holders of Ipsen S.A.), compared with €88.5 million (€88.1 million attributable to equity holders of Ipsen S.A.) a year earlier. Consolidated profit represented 16.9% of revenues in the first half 2007, compared with 20.5% in the first half 2006.

[1] Including the impacts of convertible bonds and warrants on financial result and losses from associates

Milestones received in cash-in but not yet recognised as revenues

In the first half 2007, total milestones received in cash by the Group but not yet recognised as revenues in its consolidated income statement amounted to €192.7 million, compared with €94.3 million in the first half 2006.

These payments will be recognised in the Group's income statement as revenues going forward as follows:

(in million euros)	Milestones received in cash but not yet recognised as revenues in the periods ending:	
	30 June 2007	**30 June 2006**
Total	**192.7**	**94.3**
These receipts will be recognised in the Group's income statement as revenues in the future as follows:		
In the second half of year N	8.3	4.0
In year N+1	17.2	8.0
In years N+2 and beyond	167.2	82.3

CASH FLOW AND CAPITAL RESOURCES

The consolidated cash flow statement shows a negative change in the Group's net cash position during the first half 2007 of €63.7 million compared with an increase of €24.2 million in the first half 2006. The first half 2006 benefited from a payment of €85.4 million from Medicis under the Reloxin® distribution agreement.

Cash flow from discontinued operations was €2.2 million over the period compared with €1.6 million in the first half 2006.

ANALYSIS OF THE CASH FLOW STATEMENT FOR THE FIRST HALVES 2007 AND 2006

(in thousands of euros)	30 June 2007	30 June 2006
- Cash flow before variation in working capital requirements	112,590	89,558
- (Increase) / decrease in working capital requirements for operations	(65,298)	40,616
· Net cash flow generated by operating activities	47,292	130,174
- Net cash flow relating to investment activities	*(30,671)*	(25,204)
- Other items		
- Deposits paid	*(4,338)*	-
- Variation in cash securities held for sale	*(12,063)*	-
· Net cash flow used in investment activities	(47,072)	(25,204)
· Net cash flow used in financing activities	(66,104)	(82,358)
· Net cash flow provided by discontinued activities	2,173	1,604
Increase / (decrease) in cash flow	**(63,711)**	**24,216**
Cash and cash equivalents at beginning of period	**283,743**	**200,564**
Impact of foreign exchange variations	9	(17)
Cash and cash equivalents at end of period	**220,041**	**224,763**

Net cash flow generated by operating activities

During the first half 2007, net cash flow generated by operating activities before changes in working capital totalled €112.6 million, compared with €89.6 million a year ago. Cash flow before variation in working capital for the first half 2006 was affected by an increase in deferred tax receivables, relating primarily to the recognition of a deferred tax asset on the milestone payment received from Medicis.

Working capital requirements for operating activities increased by €65.3 million in the first half 2007 following a decline of €40.6 million a year ago. This evolution is linked to the following:

- the balance between current assets and current liabilities represents a debt which decreased by €9.6 million in the first half 2007 following an increase of €58.4 million a year ago. In the first half 2007, the Group recognised advance payments of €15 million received in connection with its partnership agreements with Roche and Galderma. This income was partly offset by the recognition in the income statement of €8.5 million mainly in relation to agreements with Medicis, Roche, Tercica Inc. and Recordati, as well as changes in other operating liabilities and debt, mostly resulting from significant tax and insurance payments over the period.
- inventories increased by €7.7 million in the first half 2007 compared with an increase of €3.4 million a year ago, mainly due to the build-up of Adrovance™ inventories under the joint marketing agreement signed in January 2007 with MSD. Trade receivables rose by €17.9 million, mainly due to growth in business in international markets, compared with an increase of €30.4 million in the first half 2006, primarily as a result of changes in payment terms for certain customers in France. Meanwhile, trade payables decreased by €5.6 million, mainly because of payment in the first half 2007 of fees charged in 2006.

- o tax payable decreased by €24.4 million in the first half 2007, mainly as a result of the reduction in the Group's tax charge: interim payments made during the period, calculated on the basis of 2006 taxable income, were higher than the actual tax charge for the period. In the first half 2006, tax payable increased by €34.1 million, mainly comprising tax on income received from Medicis and the remainder relating to tax payable by the Group's companies in France in respect of the first half 2006.

As a result of the above, net cash flow generated by operating activities amounted to €47.3 million in the first half 2007, compared with €130.2 million in the first half 2006, when the Group benefited from important payments received in relation to its partnership agreements.

Net cash flow used in investment activities

In the first half 2007, net cash flow used in investment activities comprised two main components:

- ➢ 1. Reflection of net cash flow relating to investment in the strict sense;
- ➢ 2. Reflection of other elements.

1. Net cash flow used in investment activities in the strict sense represented €30.7 million compared with €25.2 million for the same period in 2006. This comprised mainly asset acquisitions, net of disposals, of €20.4 million in the first half 2007 compared with €14.4 million in the first half 2006, as well as an increase in working capital requirements relating to investment activities of €8.2 million in the first half 2007 following an increase of €7.0 million in the first half 2006.
   - o In the first half 2007, tangible fixed asset acquisitions totalled €16.4 million, mostly consisting in capital expenditure required to maintain the Group's industrial facilities, as well as certain investment in capacity, such as €4.9 million for the new Dysport® secondary production plant at the Wrexham site.
   - o During the same period, intangible asset acquisitions amounted to €4.6 million, mainly relating to the first milestone payment in connection with the acquisition from Erasmus MC of a patent.
   - o The increase of €8.2 million in working capital requirements for investment activities in the first half 2007 relates primarily to payment during the period of debts due against fixed assets recognised at the end of 2006, mainly in France and the United Kingdom.

2. Net cash flow used for other elements represents:
   - o €4.3 million for guarantee deposits paid by the Group, notably as a security against long-term public loans received in Spain in the context of its research activities, and in respect of the lease contract for its future head office in France.
   - o €12.1 million relating to investments, as part of an active cash management strategy, in securities offering a higher rate of return than monetary unit trusts while maintaining a low rate of volatility.

Net cash flow used in financing activities.

In the first half 2007, net cash flow used in financing activities totalled €66.1 million compared with €82.4 million in the first half 2006. The Group paid out €50.4 million in dividends in the first half 2007, in line with the amount paid in the first half 2006. It drew €3.1 million from its credit lines, with outstandings of €8.4 million as at 30 June 2007, while in the first half 2006 the Group had repaid €31.1 million of its credit lines, with outstandings of €6.6 million. The Group also used €18.0 million in the first half 2007 to finance its share buyback program.

Net cash flow provided by discontinued activities.

In the first half 2007, net cash flow provided by discontinued activities amounted to €2.2 million, resulting from the decrease in working capital requirements linked the Group's primary care business in Spain, sold in 2005, compared with €1.6 million in the first half 2006.

ANALYSIS OF NET CASH [2]

(in thousands of euros)	30 June 2007	30 June 2006
Cash in hand	30,927	22,796
Short-term investments	184,009	195,229
Interest-bearing deposits	6,185	8,130
Cash and cash equivalents	**221,121**	**226,155**
Securities held for sale[3]	**12,063**	-
	233,184	**226,155**
Bank overdrafts liabilities	**(1,080)**	**(1,392)**
Closing net cash and cash equivalents	**232,104**	**224,763**

Non-Current		
Short-term debt	8,397	6,621
Other financial liabilities	16,194	16,245
Current		
Short-term debt	6,350	6,350
Financial liabilities	2,820	2,286
Debt	**33,761**	**31,502**

Derivatives	**(32)**	**-**

Net cash position	**198,375**	**193,261**

At 30 June 2007, the Group's net cash position was €198.4 million, compared with €193.3 million at 30 June 2006. In addition, the Group had three-year credit facilities totalling €206.7 million at 30 June 2007, of which €8.4 million was in use, compared with utilisation of €6.6 million at 30 June 2006. Covenants included in the loan agreements, namely net debt to equity and net debt to EBITDA [4], are irrelevant in respect of the current positive net cash situation.

[2] Net cash: cash, cash equivalents and securities held for sale minus bank overdrafts, bank borrowings and other financial liabilities plus or minus derivative financial instruments.
[3] "Securities held for sale" correspond to shares in mutual funds held for trading which the Group intends to sell in the near future. They are included in the calculation of the Group's net cash position.
[4] EBITDA: earnings before interest, tax, depreciation and amortisation.

END